UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A

Amendment No. 1

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2002

or

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1933

For the transition period from                      to

Commission File
No. 333 — 94451

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

POLARIS 401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

POLARIS INDUSTRIES INC.
2100 Highway 55
Medina, Minnesota 55340

EXPLANATORY NOTE

This Form 11-K/A is being filed solely for the purpose of including the Certifications of the Issuer's officers, which certifications are attached hereto as Exhibits 99(a) and 99(b). The content of the Form 11-K as filed on June 20, 2003 is in all other respects unchanged.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date:	June 30, 2003	POLARIS 401(k) RETIREMENT SAVINGS PLAN

By the 401(k) Retirement Committee as Plan Administrator

/s/ Thomas C. Tiller Thomas C. Tiller, Committee Chair

POLARIS 401(k) RETIREMENT SAVINGS PLAN

EXHIBIT INDEX

Number	Document	Method of Filing

99(a)	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350	Filed herewith electronically

99(b)	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350	Filed herewith electronically